Exhibit 99.1

International Association of Campus Law Enforcement Administrators Launches National Campus Drone Readiness Program, Selecting Draganfly to Provide Drone Systems, Services and Training in Alignment with Emerging U.S. Drone Policy

Orlando, FL – June 25, 2026 – Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning Unmanned Systems Developer and capabilities integrator, today announced with the International Association of Campus Law Enforcement Administrators (IACLEA) the launch of the IACLEA national Campus Drone Implementation & Readiness Program for colleges and universities across the United States.

The initiative is designed to enable campus public safety departments to stand up compliant, trusted drone programs that improve response to critical incidents, enhance everyday situational awareness, and build community trust, while aligning with recent U.S. federal actions to grow the domestic drone industrial base and encourage the use of secure, domestically manufactured UAS platforms.

Against this backdrop, the Draganfly IACLEA program provides higher education with a clear, turnkey path to align campus drone and counter-drone operations with emerging security capabilities and threats while staying in lockstep with evolving federal and state requirements.

“Campus safety is under more pressure than ever; active shooters, political violence, severe weather, and malicious drone activity are no longer abstract risks,” said Cameron Chell, CEO of Draganfly. “At the same time, Washington is signaling that agencies need to move rapidly toward trusted U.S.-manufactured drone and counter drone solutions. Through this selection of Draganfly by IACLEA, we’re giving campuses a practical, fully supported way to build drone programs that protect students, respect privacy, and keep pace with these new expectations.”

“Campus leaders have been very clear: they want the benefits of drone technology without compromising on compliance, privacy, or community trust,” said Paul Cell, Executive Director of IACLEA. “This program delivers a standard, IACLEA-backed framework, policy, training, equipment guidance, and ongoing support, so agencies don’t have to experiment on their own or stitch together one-off solutions. It’s a roadmap built specifically for the realities of higher education.”

Cell added, “Following a rigorous and highly competitive evaluation process, IACLEA selected Draganfly as its strategic partner for this initiative. The company has consistently demonstrated its value to the public safety community and has earned the respect and confidence of law enforcement agencies and professional police associations across North America. This collaboration represents an unprecedented step for IACLEA, the first initiative of its kind to provide member institutions with a comprehensive, association-endorsed pathway for the responsible implementation of drone technology on campus. We are proud to partner with an organization that shares our commitment to professionalism, innovation, and public trust.”

Campus Drone Program at a Glance

The IACLEA Campus Drone Implementation & Readiness Program powered by Draganfly is built around three core pillars:

●	Policy & Governance – FAA-aligned policies, privacy and data guidelines, and clear governance structures tailored to campus environments.

●	Training & Credentialing – Tiered training from introductory UAS concepts and Part 107 preparation through advanced campus-specific operations, with IACLEA-backed credentialing.

●	Equipment & Support – Guidance on right-sized fleets using Draganfly platforms, flexible acquisition options, and ongoing technical and operational support.

Full program details, course outlines, and enrollment information will be available on a dedicated landing page at https://draganfly.com/campus-drone/.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly is an award-winning Original Equipment Manufacturer and technology integrator to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

About IACLEA

The International Association of Campus Law Enforcement Administrators (IACLEA) is the leading authority for campus public safety, representing campus police chiefs, public safety directors, officers, and security personnel around the world. IACLEA provides training, advocacy, standards, and peer support to strengthen safety and security across higher education.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)
CSE (DPRO)
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Media Contact

Erika Racicot
Email: media@draganfly.com

Company Contact

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements in this release include, but are not limited to: the anticipated benefits of the IACLEA Campus Drone Program; expectations regarding future program enrollment and availability; the Company’s ability to support campus public safety departments and expected outcomes of the IACLEA - Draganfly partnership. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: statements in respect of Draganfly’s partnerships, capabilities, expertise, and financial condition; the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.